Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2020 and 2019

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of March 31, 2020, the separate interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed separate interim financial statements.

As described in note 28.2 to the condensed separate interim financial statements, the ongoing COVID-19 pandemic has increased the estimation uncertainty on the Company’s expected credit losses on certain portfolios and potential impairment on assets and may have negative impacts on the Company’s condensed separate interim financial statements. While the Company believes that the negative impact from the COVID-19 in Korea is expected to be mitigated to some extent by the Korean government’s financial and economic stabilization packages along with timely and effective disease control, the impact on the Company’s condensed separate interim financial statements cannot be reliably determined as of March 31, 2020. Our conclusion is not modified in respect of this matter.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying separate interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, were reviewed by other auditors whose report thereon, dated May 14, 2019, expressed that nothing came to their attention that caused them to believe that those interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 5, 2020, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2020

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(In millions of Korean won)	Notes	March 31, 2020		December 31, 2019

Assets
Cash and due from financial institutions	4,5,6,27	~~W~~	19,860	~~W~~	18,537
Financial assets at fair value through profit or loss	4,5,7		1,609,490		413,909
Loans at amortized cost	4,5,8		150,000		120,000
Investments in subsidiaries	9		24,212,116		24,162,116
Property and equipment	10		4,152		4,170
Intangible assets	11		11,077		11,092
Deferred income tax assets	12		5,846		7,526
Other assets	4,5,13		728,811		609,286

Total assets		~~W~~	26,741,352	~~W~~	25,346,636

Liabilities
Debentures	4,5,14	~~W~~	5,892,550	~~W~~	5,543,446
Net defined benefit liabilities	15		1,059		437
Current income tax liabilities			537,819		417,414
Other liabilities	4,5,16		1,062,822		203,440

Total liabilities			7,494,250		6,164,737

Equity
Share capital	17		2,090,558		2,090,558
Hybrid securities	17		399,085		399,085
Capital surplus	17		14,742,814		14,742,814
Accumulated other comprehensive income	17		(7,739)		(7,664)
Retained earnings	17		3,158,572		3,093,294
Treasury shares	17		(1,136,188)		(1,136,188)

Total equity			19,247,102		19,181,899

Total liabilities and equity		~~W~~	26,741,352	~~W~~	25,346,636

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2020 and 2019

(In millions of Korean won, except per share amounts)	Notes	2020		2019

Interest income		~~W~~	1,797	~~W~~	1,584
Interest expense			(32,098)		(31,626)

Net interest expense	19		(30,301)		(30,042)

Fee and commission income			147		136
Fee and commission expense			(1,256)		(858)

Net fee and commission expense	20		(1,109)		(722)

Net gains on financial assets at fair value through profit or loss	21		2,959		4,797

Net other operating income	22		974,930		926,934

General and administrative expenses	23		(15,311)		(14,398)

Operating profit before provision for credit losses			931,168		886,569

Provision for credit losses			—		—

Operating profit			931,168		886,569

Net non-operating income (expenses)	24		167		(70)

Profit before income tax			931,335		886,499

Income tax expense	25		(1,709)		(1,822)

Profit for the period			929,626		884,677

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(75)		(20)

Other comprehensive loss for the year, net of tax			(75)		(20)

Total comprehensive income for the period		~~W~~	929,551	~~W~~	884,657

Earnings per share (in Korean Won)

Basic earnings per share	26	~~W~~	2,378	~~W~~	2,244

Diluted earnings per share	26		2,359		2,229

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2020 and 2019

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income
Profit for the period		—		—		—		—		884,677		—		884,677
Remeasurements of net defined benefit liabilities		—		—		—		(20)		—		—		(20)

Total comprehensive income		—		—		—		(20)		884,677		—		884,657

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Acquisition of treasury shares		—		—		—		—		—		(126,134)		(126,134)

Total transactions with shareholders		—		—		—		—		(759,736)		(126,134)		(885,870)

Balance at March 31, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,164)	~~W~~	3,338,497	~~W~~	(1,094,683)	~~W~~	19,070,022

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income
Profit for the period		—		—		—		—		929,626		—		929,626
Remeasurements of net defined benefit liabilities		—		—		—		(75)		—		—		(75)

Total comprehensive income		—		—		—		(75)		929,626		—		929,551

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Dividends on hybrid securities		—		—		—		—		(3,256)		—		(3,256)

Total transactions with shareholders		—		—		—		—		(864,348)		—		(864,348)

Balance at March 31, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,739)	~~W~~	3,158,572	~~W~~	(1,136,188)	~~W~~	19,247,102

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2020 and 2019

(In millions of Korean won)	Notes	2020		2019

Cash flows from operating activities
Profit for the period		~~W~~	929,626	~~W~~	884,677

Adjustment for non-cash items
Depreciation and amortization			905		1,149
Share-based payments			(1,527)		(216)
Net interest expense			556		1,791
Net gains on valuation on financial assets at fair value through profit or loss			454		(1,403)
Net other expenses			319		559

			707		1,880

Changes in operating assets and liabilities
Deferred income tax assets			1,709		1,822
Other assets			658		(1,202)
Other liabilities			(1,889)		(8,684)

			478		(8,064)

Net cash inflow from operating activities			930,811		878,493

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(1,574,930)		(760,000)
Disposal of financial assets at fair value through profit of loss			378,895		—
Acquisition of subsidiaries			(50,000)		(50,000)
Increase in loans at amortized cost			(30,000)		(70,000)
Acquisition of property and equipment			(484)		(3,748)
Acquisition of intangible assets			(50)		(28)
Net increase in guarantee deposits paid			—		(1,509)
Other investing activities			(116)		(86)

Net cash outflow from investing activities			(1,276,685)		(885,371)

Cash flows from financing activities
Decrease in debts			—		(298,321)
Increase in debentures			648,490		618,540
Decrease in debentures			(297,900)		(79,804)
Principal elements of lease payments			(137)		(122)
Acquisition of treasury shares			—		(128,679)
Dividends paid on hybrid securities			(3,256)		—

Net cash inflow from financing activities			347,197		111,614

Net increase in cash and cash equivalents			1,323		104,736
Cash and cash equivalents at the beginning of the period	27		18,534		344,299

Cash and cash equivalents at the end of the period	27	~~W~~	19,857	~~W~~	449,035

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2020, is ~~W~~2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s separate interim financial statements for the three-month period ended March 31, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2020.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2.1.1 New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To assess whether an acquired set of activities and assets is a business, the amendments requires an entity to consider an input that have the ability to contribute to the creation of outputs significantly and a substantive process and exclude economic benefits from lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements. However, the amendment may have impact on the financial statements if business combination occurs in the future.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of materiality. The feature of information users needs to be considered when the Company determines the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. The amendment does not have a significant impact on the financial statements.

•	the IFRS Interpretations Committee (IFRIC) Agenda Decision – Lease term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Company should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term based on accounting policy.

The Company is assessing the impact that the change in accounting policy of enforceable period will have on the Company’s financial statements, and the Company will apply the impact in the financial statements once the assessment is completed.

2.1.2 New and amended standards and interpretations not yet adopted by the Company

There are no new accounting standards and interpretations that are effective but have not been adopted by the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to adopting new and amended standards and interpretations.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Due from financial institutions	~~W~~	19,860	~~W~~	18,537
Loans at amortized cost		150,000		120,000
Loans at fair value through profit or loss		1,318,443		122,408
Other financial assets		21,798		19,814

	~~W~~	1,510,101	~~W~~	280,759

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

4.2.4.1 Credit risk exposure

Loans as of March 31, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)

March 31, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	150,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	150,000

(In millions of Korean won)

December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Credit quality of loans graded according to the probability of default are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of March 31, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)

March 31, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non- impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	19,860	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,860
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	19,860	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,860

(In millions of Korean won)

December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non- impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The credit qualities of due from financial instructions according to the credit ratings by external rating agencies as of March 31, 2020 and December 31, 2019, are as follows:

Domestic
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	1,468,443	100.00	~~W~~	—	~~W~~	1,468,443

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

[1]	The amounts include Loans at fair value through profit and loss and Loans at amortized cost.

Details of the Company’s corporate loans by industry as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	1,468,443	100.00	~~W~~	—	~~W~~	1,468,443

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

[1]	The amounts include Loans at fair value through profit and loss and Loans at amortized cost.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of the Company’s due from financial institutions by industry as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	19,860	100.00	~~W~~	—	~~W~~	19,860

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

Details of the Company’s due from financial institutions by country as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	19,860	100.00	~~W~~	—	~~W~~	19,860

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items by maturity groups: on demand, less than one month, between one month to three months, between three months to one year, between one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	March 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	19,869	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,869
Financial assets at fair value through profit or loss[2]		1,318,443		—		—		—		—		291,047		1,609,490
Loans at amortized cost		—		—		—		153,287		—		—		153,287
Other financial assets		—		4,296		352		16,329		—		—		20,977

	~~W~~	1,338,312	~~W~~	4,296	~~W~~	352	~~W~~	169,616	~~W~~	—	~~W~~	291,047	~~W~~	1,803,623

Financial liabilities
Debentures	~~W~~	—	~~W~~	76,527	~~W~~	225,834	~~W~~	739,583	~~W~~	3,733,713	~~W~~	1,690,434	~~W~~	6,466,091
Lease liabilities		—		49		62		227		252		—		590
Other financial liabilities		—		865,099		—		4,502		—		—		869,601

	~~W~~	—	~~W~~	941,675	~~W~~	225,896	~~W~~	744,312	~~W~~	3,733,965	~~W~~	1,690,434	~~W~~	7,336,282

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)

	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	18,619	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,619
Financial assets at fair value through profit or loss[2]		122,408		—		—		—		—		291,501		413,909
Loans at amortized cost		—		—		71,523		51,098		—		—		122,621
Other financial assets		—		925		—		15,660		—		—		16,585

	~~W~~	141,027	~~W~~	925	~~W~~	71,523	~~W~~	66,758	~~W~~	—	~~W~~	291,501	~~W~~	571,734

Financial liabilities
Debentures	~~W~~	—	~~W~~	105,903	~~W~~	224,578	~~W~~	723,474	~~W~~	3,624,305	~~W~~	1,134,756	~~W~~	5,813,016
Lease liabilities		—		44		85		249		215		—		593
Other financial liabilities		—		1,819		—		—		—		—		1,819

	~~W~~	—	~~W~~	107,766	~~W~~	224,663	~~W~~	723,723	~~W~~	3,624,520	~~W~~	1,134,756	~~W~~	5,815,428

[1]	The amount of ~~W~~3 million and ~~W~~3 million, respectively, which is restricted due from the financial institutions as of March 31, 2020 and December 31, 2019, is excluded.
[2]	Hybrid securities included in financial assets at fair value through profit or loss are included in the ‘Over 5 years’ category since the point of disposal is uncertain.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that may occur due to changes in interest rates; such as, the value (fair value) change risk in statement of financial position line items and cash flow change risk in interest income and expense arising from investing and financing activities.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

5.1.1 The carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,047	~~W~~	291,047
Loans		1,318,443		1,318,443
Financial assets at amortized cost
Due from financial institutions		19,860		19,860
Loans		150,000		150,000
Other financial assets		21,798		21,798

	~~W~~	1,801,148	~~W~~	1,801,148

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,892,550	~~W~~	5,985,712
Other financial liabilities		883,859		883,859

	~~W~~	6,776,409	~~W~~	6,869,571

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	~~W~~	291,501
Loans		122,408		122,408
Financial assets at amortized cost
Due from financial institutions		18,537		18,537
Loans		120,000		120,000
Other financial assets		19,814		19,814

	~~W~~	572,260	~~W~~	572,260

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,543,446	~~W~~	5,631,217
Other financial liabilities		14,940		14,940

	~~W~~	5,558,386	~~W~~	5,646,157

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model(Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	DCF model is used to determine the fair value of debts, but in the case of short-term maturity, the carrying amount is used as the fair value.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

5.1.2 Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1 The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

5.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	291,047	~~W~~	291,047
Loans				1,318,443		—		1,318,443

	~~W~~	—	~~W~~	1,318,443	~~W~~	291,047	~~W~~	1,609,490

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	291,501	~~W~~	291,501
Loans		—		122,408		—		122,408

	~~W~~	—	~~W~~	122,408	~~W~~	291,501	~~W~~	413,909

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position classified as Level 2 as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	1,318,443	DCF model	Interest, Discount rate, etc.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	122,408	DCF model	Interest, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	19,860	~~W~~	—	~~W~~	19,860
Loans at amortized cost[2]		—		—		150,000		150,000
Other financial assets[3]		—		—		21,798		21,798

	~~W~~	—	~~W~~	19,860	~~W~~	171,798	~~W~~	191,658

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,985,712	~~W~~	—	~~W~~	5,985,712
Other financial liabilities[3]		—		—		883,859		883,859

	~~W~~	—	~~W~~	5,985,712	~~W~~	883,859	~~W~~	6,869,571

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	18,537	~~W~~	—	~~W~~	18,537
Loans at amortized cost[2]		—		—		120,000		120,000
Other financial assets[3]		—		—		19,814		19,814

	~~W~~	—	~~W~~	18,537	~~W~~	139,814	~~W~~	158,351

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,631,217	~~W~~	—	~~W~~	5,631,217
Other financial liabilities[3]		—		—		14,940		14,940

	~~W~~	—	~~W~~	5,631,217	~~W~~	14,940	~~W~~	5,646,157

[1]	Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values.
[2]	Because loans at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	March 31, 2020		December 31, 2019
Financial liabilities
Debentures	~~W~~	5,985,712	~~W~~	5,631,217	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
	2020		2019
Beginning balance	~~W~~	291,501	~~W~~	289,179
Total gains or losses
- Profit or loss for the period		(454)		1,403
- Other comprehensive income		—		—
Purchases		—		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending balance	~~W~~	291,047	~~W~~	290,582

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income		Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the year	~~W~~	(454)	~~W~~	—	~~W~~	—	~~W~~	1,403	~~W~~	—	~~W~~	—
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(454)	~~W~~	—	~~W~~	—	~~W~~	1,403	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,047	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate	2.01 ~ 4.51	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.66	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate	2.05 ~ 4.45	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.50	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

The results of the sensitivity analysis from changes in inputs as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	2,625	~~W~~	(2,619)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.01 ~ 4.51%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

(In millions of Korean won)	December 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	3,215	~~W~~	(3,195)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.05 ~ 4.45%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6. Due from Financial Institution

Details of due from financial institution as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of March 31, 2020)	March 31, 2020		December 31, 2019
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.60	~~W~~	19,860	~~W~~	18,537

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	19,857	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,857

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	18,534	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,534

Restricted cash from financial institution as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2020		December 31, 2019		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,047	~~W~~	291,501
Loans		1,318,443		122,408

	~~W~~	1,609,490	~~W~~	413,909

8. Loans at Amortized Cost

Details of loans at amortized cost as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Loans at amortized cost	~~W~~	150,000	~~W~~	120,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	150,000	~~W~~	120,000

9. Investments in Subsidiaries

Details of subsidiaries as of March 31, 2020, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System, software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Investments in subsidiaries as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership (%)	Carrying amount
Name of subsidiary	As of March 31, 2020		March 31, 2020		December 31, 2019
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.[1]	25,227,566	100.00		673,811		623,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621

			~~W~~	24,212,116	~~W~~	24,162,116

[1]	Carrying amount of investments in KB Capital Co., Ltd. increased ~~W~~50,000 in million due to paid-in capital increase for the year ended December 31, 2019.

Changes in accumulated impairment losses on investments in subsidiaries for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

10. Property and Equipment

Details of property and equipment as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,548)	~~W~~	—	~~W~~	1,571
Equipment and others		5,302		(3,198)		—		2,104
Right-of-use property and equipment-Buildings		693		(590)		—		103
Right-of-use property and equipment -Vehicles		996		(633)		—		363
Right-of-use property and equipment -Others		36		(25)		—		11

	~~W~~	11,146	~~W~~	(6,994)	~~W~~	—	~~W~~	4,152

(In millions of Korean won)	December 31, 2019

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,309)	~~W~~	—	~~W~~	1,810
Equipment and others		4,818		(2,946)		—		1,872
Right-of-use property and equipment-Buildings		683		(490)		—		193
Right-of-use property and equipment -Vehicles		904		(624)		—		280
Right-of-use property and equipment -Others		36		(21)		—		15

	~~W~~	10,560	~~W~~	(6,390)	~~W~~	—	~~W~~	4,170

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

11. Intangible Assets

Details of intangible assets as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,862	~~W~~	(3,241)	~~W~~	—	~~W~~	1,621
Membership rights		9,765		—		(1,606)		8,159
Other intangible assets		5,487		(4,190)		—		1,297

	~~W~~	20,114	~~W~~	(7,431)	~~W~~	(1,606)	~~W~~	11,077

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,849	~~W~~	(3,101)	~~W~~	—	~~W~~	1,748
Membership rights		9,765		—		(1,786)		7,979
Other intangible assets		5,451		(4,086)		—		1,365

	~~W~~	20,065	~~W~~	(7,187)	~~W~~	(1,786)	~~W~~	11,092

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,013	~~W~~	—	~~W~~	2,013
Membership rights		442		—		442
Defined benefit obligation		2,717		—		2,717
Plan assets		—		(2,717)		(2,717)
Short-term employee benefits		783		—		783
Financial assets at fair value through profit or loss		2,462		—		2,462
Others		351		(205)		146

		8,768		(2,922)		5,846

Offsetting of deferred tax assets and liabilities		(2,922)		2,922		—

	~~W~~	5,846	~~W~~	—	~~W~~	5,846

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,260	~~W~~	—	~~W~~	3,260
Membership rights		491		—		491
Defined benefit obligation		2,888		—		2,888
Plan assets		—		(2,888)		(2,888)
Short-term employee benefits		1,193		—		1,193
Financial assets at fair value through profit or loss		2,337		—		2,337
Others		449		(204)		245

		10,618		(3,092)		7,526

Offsetting of deferred tax assets and liabilities		(3,092)		3,092		—

	~~W~~	7,526	~~W~~	—	~~W~~	7,526

13. Other Assets

Details of other assets as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Other financial assets
Receivables	~~W~~	3,606	~~W~~	—
Accrued income		1,982		3,654
Guarantee deposits		16,210		16,160

		21,798		19,814
Other non-financial assets
Receivables		705,783		588,765
Prepaid expenses		964		556
Advanced payments		266		151

		707,013		589,472

	~~W~~	728,811	~~W~~	609,286

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

14. Debentures

Details of debentures as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) as of March 31, 2020	March 31, 2020		December 31, 2019
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	70,000	~~W~~	70,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		—		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		—		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		—		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No. 36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		120,000
Unguaranteed debentures No. 36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No. 36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No. 37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No. 37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No. 38-1	June. 19, 2019	June 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No. 38-2	June. 19, 2019	June 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No. 39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No. 39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No. 40-1	Dec. 04, 2019	Dec. 04, 2024	1.76		70,000		70,000
Unguaranteed debentures No. 40-2	Dec. 04, 2019	Dec. 04, 2029	1.87		30,000		30,000
Unguaranteed debentures No. 41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		—
Unguaranteed debentures No. 41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		—
Unguaranteed debentures No. 41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		—

Subordinated debentures No. 1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		—
Subordinated debentures No. 1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		—

					5,900,000		5,550,000
		Less: Bond Discounts			(7,450)		(6,554)

				~~W~~	5,892,550	~~W~~	5,543,446

The maturities of debentures as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	270,000	~~W~~	120,000	~~W~~	530,000	~~W~~	1,870,000	~~W~~	3,110,000	~~W~~	5,900,000

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	300,000	~~W~~	270,000	~~W~~	370,000	~~W~~	1,990,000	~~W~~	2,620,000	~~W~~	5,550,000

Changes in debentures based on face value for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,550,000	~~W~~	650,000	~~W~~	(300,000)	~~W~~	5,900,000

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	620,000	~~W~~	(80,000)	~~W~~	5,920,000

15. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437
Current service cost		520		—		520
Interest cost (income)		101		(100)		1
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		104		104
Payments from plans (benefit payments)		(1,245)		1,245		—
Payments from the Company		(3)		—		(3)
Transfer in		1,735		(1,735)		—
Transfer out		(1,706)		1,706		—

Ending	~~W~~	19,714	~~W~~	(18,655)	~~W~~	1,059

(In millions of Korean won)
	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		555		—		555
Interest cost (income)		116		(116)		—
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		27		27
Payments from plans (benefit payments)		(1,554)		1,554		—
Transfer in		1,158		(1,158)		—
Transfer out		(2,574)		2,574		—

Ending	~~W~~	18,064	~~W~~	(17,299)	~~W~~	765

Details of the net defined benefit liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	19,714	~~W~~	20,312
Fair value of plan assets		(18,655)		(19,875)

Net defined benefit liabilities	~~W~~	1,059	~~W~~	437

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	520	~~W~~	555
Net interest expenses of net defined benefit liabilities		1		—

Post-employment benefits	~~W~~	521	~~W~~	555

16. Other Liabilities

Details of other liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Other financial liabilities
Payables	~~W~~	3,666	~~W~~	1,134
Accrued expenses		18,523		13,218
Dividend payables		861,092		—
Lease liability		578		588

		883,859		14,940

Other non-financial liabilities
Payables		91,813		59,263
Accrued expenses		85,888		128,824
Withholding taxes		1,262		413

		178,963		188,500

	~~W~~	1,062,822	~~W~~	203,440

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

17. Equity

17.1 Share Capital

Details of share capital and number of issued shares as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in shares outstanding for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(2,805,362)

Ending	389,634,335	392,745,935

17.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	March 31, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		49,881

				~~W~~	399,085	~~W~~	399,085

The above hybrid securities are early redeemable by the Company after 5 or 10 years from the issuance date.

17.3 Capital Surplus

Details of capital surplus as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646
	~~W~~	14,742,814	~~W~~	14,742,814

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

17.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(7,739)	~~W~~	(7,664)

Changes in accumulated other comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,664)	~~W~~	(104)	~~W~~	29	~~W~~	(7,739)

(In millions of Korean won)	2019
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(27)	~~W~~	7	~~W~~	(7,164)

17.5 Retained Earnings

Details of retained earnings as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Legal reserves	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,175		4,458
Retained earnings before appropriation		1,614,992		1,624,029

	~~W~~	3,158,572	~~W~~	3,093,294

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit for the period after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

17.5.1 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Beginning	~~W~~	4,175	~~W~~	4,458
Estimated amounts subject to provision (reversal)		6,725		(283)

Ending	~~W~~	10,900	~~W~~	4,175

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won, except per share)	2020		2019
Provision(reversal) of regulatory reserve for credit losses	~~W~~	6,725	~~W~~	503
Adjusted profit after provision (reversal) of regulatory reserve for credit losses[1,2]		919,645		884,174
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,360		2,243
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	~~W~~	2,342	~~W~~	2,228

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

[2]	Amount after deducting dividends on hybrid securities.

17.6 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,560,240		2,805,362		—		25,365,602

Carrying amount	~~W~~	968,549	~~W~~	126,134	~~W~~	—	~~W~~	1,094,683

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

18. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2019, of ~~W~~2,210 per share, amounting to total dividends of ~~W~~861,092 million, were declared at the annual general shareholder’s meeting on March 20, 2020. The Company’s financial statements as of March 31, 2020, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2019 were ~~W~~759,736 million (~~W~~1,920 per share).

19. Net Interest Expense

Details of interest income and interest expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Interest income
Due from financial institutions	~~W~~	13	~~W~~	1,064
Loans at fair value through profit or loss		1,033		79
Loans at amortized cost		691		365
Other		60		76

		1,797		1,584
Interest expense
Debts		—		1,194
Debentures		32,095		30,428
Other		3		4

		32,098		31,626

Net interest expense	~~W~~	(30,301)	~~W~~	(30,042)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

20. Net Fee and Commission Expense

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Fee and commission income
Fees earned in Korean won	~~W~~	147	~~W~~	136
Fee and commission expense
Fees paid in Korean won		1,167		779
Fees paid in foreign currency		89		79

		1,256		858

Net fee and commission expense	~~W~~	(1,109)	~~W~~	(722)

21. Net Gains on Financial assets at Fair value through Profit or Loss

Net gains on financial assets at fair value through profit or loss consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details net gains on financial assets at fair value through profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains related to financial instruments at fair value through profit or loss
Dividend income on financial assets designated at fair value through profit or loss	~~W~~	3,412	~~W~~	3,394
Gains on valuation on financial assets designated at fair value through profit or loss		397		1,550

		3,809		4,944

Losses related to financial instruments at fair value through profit or loss
Losses on valuation on financial assets designated at fair value through profit or loss		850		147

		850		147

Net gains on financial instruments at fair value through profit or loss	~~W~~	2,959	~~W~~	4,797

22. Net Other Operating Income

Details of other operating income and expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other operating income
Dividend income from subsidiaries	~~W~~	974,930	~~W~~	926,934

Net other operating income	~~W~~	974,930	~~W~~	926,934

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

23. General and Administrative Expenses

23.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Employee benefits
Salaries and other short-term employee benefits - salaries	~~W~~	6,060	~~W~~	4,941
Salaries and other short-term employee benefits - others		946		903
Post-employment benefits - defined benefit plans		522		555
Share-based payments		(1,527)		(216)

		6,001		6,183

Depreciation and amortization		905		1,149

Other general and administrative expenses
Travel		51		196
Communications		259		169
Tax and dues		193		212
Publication		52		57
Rental expense		211		167
Vehicle		24		22
Service fees		5,190		3,874
Advertising		406		382
Training		260		305
Others		1,759		1,682

		8,405		7,066

	~~W~~	15,311	~~W~~	14,398

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

23.2 Share-based Payments

The	Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of March 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 19	Nov. 21, 2017	46,890	Service fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 21	Jan. 01, 2019	25,172	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,227	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	11,224	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	81,796	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Deferred grant in 2015	—	7,674	Satisfied
Deferred grant in 2016	—	8,705	Satisfied
Deferred grant in 2017	—	30,001	Satisfied
Deferred grant in 2018	—	5,960	Satisfied
Deferred grant in 2019	—	26,437	Satisfied

		248,478

Kookmin Bank
Series 75	Jan. 1, 2019	153,661	Service fulfillment, market performance [3] 30~50%, and non-market performance[4] 50~70%
Series 76	Apr. 1, 2019	5,380	Service fulfillment, market performance[3] 30%, and non-market performance[4] 50~70%
Series 77	May. 27, 2019	5,569	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance[3] 30~50%, and non-market performance[6] 70%
Series 79	Jan. 1, 2020	278,433	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 80	Mar 1, 2020	7,702	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Deferred grant in 2015	—	2,759	Satisfied
Deferred grant in 2016	—	19,109	Satisfied
Deferred grant in 2017	—	58,380	Satisfied
Deferred grant in 2018	—	65,587	Satisfied
Deferred grant in 2019	—	98,194	Satisfied

		731,217

Other subsidiaries and associate
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4] 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,100
Stock granted in 2015	—	3,324
Stock granted in 2016	—	6,664
Stock granted in 2017	—	36,575
Stock granted in 2018	—	120,189
Stock granted in 2019	—	332,888
Stock granted in 2020	—	253,361

		755,395

		1,735,090

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of corporates’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Non-banking sector profit
[6]	EPS, Asset Quality

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of stock grants linked to short-term performances as of March 31, 2020, are as follows:

	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	12,320	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	22,575	Satisfied
Stock granted in 2017	31,522	Satisfied
Stock granted in 2018	77,478	Satisfied
Stock granted in 2019	103,707	Satisfied
Stock granted in 2020	43,079	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,190	Satisfied
Stock granted in 2016	40,942	Satisfied
Stock granted in 2017	150,139	Satisfied
Stock granted in 2018	345,807	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	72,558	Proportional to service period

	1,537,697

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of March 31, 2020 and December 31, 2019, are ~~W~~82,919 million and ~~W~~124,853 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~75,599 million and ~~W~~112,997 million, respectively. In addition, The compensation costs from share-based payments that amounts to ~~W~~1,527 million and ~~W~~216 million were recognized as an reversal for the three-month periods ended March 31, 2020 and 2019, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

24. Net Non-operating Income (Expenses)

Details of non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	180	~~W~~	—
Others		44		3

		224		3

Non-operating expenses
Donation		57		67
Others		—		6

		57		73

Non-operating income (expenses)	~~W~~	167	~~W~~	(70)

25. Income Tax Expense

Details of income tax expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities		1,680		1,815
Origination and reversal of temporary differences		1,680		1,815
Tax expense recognized directly in equity		29		7
Remeasurements of net defined benefit liabilities		29		7

Income tax expense	~~W~~	1,709	~~W~~	1,822

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

26. Earnings per Share

26.1 Basic Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

26.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning (A)	415,807,920	418,111,537
Acquisition of treasury shares (B)	(26,173,585)	(23,932,079)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	394,179,458

26.1.2 Basic earnings per share

Details of basic earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Profit for the period	~~W~~	929,626,184,958		884,677,412,004
Deduction: Dividends on hybrid securities		3,256,250,000		—
Profit attributable to the ordinary equity holders (A)		926,369,934,958		884,677,412,004

Weighted average number of ordinary shares outstanding (B)		389,634,335		394,179,458

Basic earnings per share (A / B)	~~W~~	2,378	~~W~~	2,244

26.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the year) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

26.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won)	2020		2019
Profit attributable to the ordinary equity holders[1]	~~W~~	926,369,934,958	~~W~~	884,677,412,004
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	926,369,934,958	~~W~~	884,677,412,004

[1]	The amount is after deducting dividends on hybrid securities.

26.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Weighted average number of ordinary shares issued and outstanding	389,634,335	394,179,458
Adjustment
Stock grants	3,059,205	2,701,758

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,693,540	396,881,216

26.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Adjusted profit for diluted earnings per share	~~W~~	926,369,934,958	~~W~~	884,677,412,004
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,693,540		396,881,216

Diluted earnings per share	~~W~~	2,359	~~W~~	2,229

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

27. Supplemental Cash Flow Information

Details of cash and cash equivalents as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Due from financial institutions	~~W~~	19,860	~~W~~	18,537
Restricted cash from financial institutions		(3)		(3)

	~~W~~	19,857	~~W~~	18,534

Significant non-cash transactions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Changes in receivables and payables from consolidated tax	~~W~~	(288,084)	~~W~~	46,682
Changes in receivables and payables relating to stock grants		(49,963)		(19,475)
Recognition of dividends payable by surplus of appropriation		861,092		759,736
Other payables due to treasury shares trust agreement, etc.		—		4,133

Cash inflows and outflows from interests and dividends for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Prepaid income tax expense	Operating	~~W~~	525	~~W~~	525
Interest received	Operating		2,804		1,018
Interest paid	Operating		30,947		31,065
Dividends received	Operating		978,337		930,340
Dividends paid	Financing		3,256		—

28. Contingent Liabilities and Commitments

28.1 Commitments

Commitments made with financial institutions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020				December 31, 2019
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

28.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as the defendant.

b) The ongoing COVID-19 pandemic has had a negative impact on the global economy, and has increased the estimation uncertainty on the Company’s expected credit losses on certain portfolios and potential impairment on assets. The Company’s ability to generate revenue may be adversely affected by the factors including;

•	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic

•	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses

•	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and

•	a significant decline in fair value of the Company’s investments in companies affected by COVID-19 pandemic.

The negative impact from the COVID-19 pandemic in Korea, however, is expected to be fairly mitigated to some extent by Korean government’s financial and economic stabilization packages along with timely and effective disease control. Although the Company is thoroughly monitoring the impact of COVID-19 pandemic, including whether forward-looking information is to be remeasured, the impact on the Company’s separate financial statements cannot be reliably determined as at March 31, 2020.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

29. Related Party Transactions

Significant related party transactions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)			2020		2019
Subsidiaries	Kookmin Bank	Interest income	~~W~~	13	~~W~~	614
		Fee and commission income		209		136
		Net other operating income		731,926		667,226
		General and administrative expenses		2,356		2,003
	KB Securities Co., Ltd.	Net other operating income		80,000		50,000
		Interest expense		35		—
		General and administrative expenses		200		333
	KB Insurance Co., Ltd.	General and administrative expenses		318		365
	KB Kookmin Card Co., Ltd.	Net other operating income		100,004		200,008
		General and administrative expenses		210		234
		Net non-operating income		2		2
	KB Asset Management Co., Ltd.	Net other operating income		30,000		—
	KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		2,959		4,797
		General and administrative expenses		42		15
	KB Life Insurance Co., Ltd.	General and administrative expenses		92		24
	KB Real Estate Trust. Co., Ltd.	Net other operating income		30,000		4,700
	KB Savings Bank Co., Ltd.	Net other operating income		3,000		5,000
	KB Investment Co., Ltd.	Interest income		691		365
	KB Data Systems Co., Ltd.	General and administrative expenses		216		476

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)			March 31, 2020		December 31, 2019
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	19,860	~~W~~	18,537
		Other assets		517,460		418,114
		Other liabilities		4,291		35
		Property and equipment		103		152
		Intangible assets		77		—
	KB Securities Co., Ltd.	Other assets		48,871		52,068
		Other liabilities		31,086		—
	KB Insurance Co., Ltd.	Other assets		9,932		14,492
		Other liabilities		47,747		47,580
	KB Kookmin Card Co., Ltd.	Other assets		81,263		60,705
		Other liabilities		391		1,394
	KB Asset Management Co., Ltd.	Other assets		16,048		15,590

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Capital Co., Ltd.	Financial assets at fair value through profit or loss	291,047	291,501
	Other assets	24,523	18,995
	Other liabilities	42	—
KB Life Insurance Co., Ltd.	Other assets	2,182	3,956
	Other liabilities	11,691	8,636
KB Real Estate Trust Co., Ltd.	Other assets	19,715	13,979
KB Savings Bank Co., Ltd.	Other assets	3,537	3,727
KB Investment Co., Ltd.	Loans at amortized cost	150,000	120,000
	Other assets	2,579	2,904
	Other liabilities	944	59
KB Data Systems Co., Ltd.	Property and equipment	22	438
	Intangible assets	415	1,145
	Other assets	2,148	2,721
	Other liabilities	37	333
KB Credit Information Co., Ltd.	Other assets	511	849
	Other liabilities	222	241

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Right-of-use assets and lease liability with related parties as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)			March 31, 2020		December 31, 2019
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	103	~~W~~	152
		Lease liabilities		—		—

Unused commitments by a related party as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)			March 31, 2020		December 31, 2019
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	2,621	~~W~~	2,255

Share transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)			2020		2019
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	50,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Loan transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)			2020
			Beginning		Loans		Ending
Subsidiary	KB Investment Co., Ltd.	Loan	~~W~~	120,000	~~W~~	30,000	~~W~~	150,000

(In millions of Korean won)			2019
			Beginning		Loans		Ending
Subsidiary	KB Investment Co., Ltd.	Loan	~~W~~	50,000	~~W~~	70,000	~~W~~	120,000

Compensation to key management for the three-month periods ended March 31, 2020 and 2019, consists of:

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	378	~~W~~	28	~~W~~	(449)	~~W~~	(43)
Registered director (non-executive)		144		—		—		144
Non-registered director		943		142		(1,077)		8

	~~W~~	1,465	~~W~~	170	~~W~~	(1,526)	~~W~~	109

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered director (executive)	~~W~~	242	~~W~~	6	~~W~~	(23)	~~W~~	225
Registered director (non-executive)		137		—		—		137
Non-registered director		584		35		(193)		426

	~~W~~	963	~~W~~	41	~~W~~	(216)	~~W~~	788